

Mail Stop 3030

December 12, 2016

Via E-Mail
Lishan Aklog, M.D.
Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

> **Re:** **PAVmed Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 29, 2016**
> **File No. 333-214288**

Dear Dr. Aklog:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2016 letter.

Fee Table

1.   Please include in the notes to your table references to the provisions of Rule 457 relied upon to calculate the fee. See the Note to the "Calculation of Registration Fee" table in Form S-1. We note for example that it is unclear why you have no fee for the offering of shares mentioned in the third row of the table.

2.   Please reconcile the number of shares offered for sale as disclosed in your fee table, your prospectus cover, and exhibit 5.1.

Prospectus Cover

3.   It appears that you are seeking to register the exercise of warrants that you issued without registration. Generally it is inconsistent with Section 5 of the Securities Act to file a registration statement related to a transaction that you began without registration. Please provide us your analysis supporting your conclusion that you can register the offer and sale of securities upon exercise of the warrants at this time. Cite with specificity in your response all authority on which you rely.

4.   Your securities may not be registered for a primary offering "and/or" a secondary offering. Please revise your filing to disclose clearly the transaction or transactions being registered.

Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffery M. Gallant, Esq.
Graubard Miller